Eldorado Gold

Security Holder Account Number

Form of Proxy - Annual General  Meeting to be held on May 4, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

8.   This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Pacific Time, on May 2, 2006

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

     1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                                        HOLDER ACCOUNT NUMBER                                             ACCESS NUMBER

Appointment of Proxyholder

The undersigned shareholder of Eldorado Gold Corporation (the "Company") hereby appoints:   Paul N. Wright, President and Chief Executive Officer of the Company, or failing this person, Earl W. Price, Chief Financial Officer of the Company.

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Eldorado Gold Corporation to be held at The Teminal City Club, 837 West Hastings Street, Vancouver, British Columbia on May 4, 2006 at 3:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT  OVER THE BOXES.

For	Withhold

1. Fix Number of Directors

To fix the number of Directors at seven (7).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. John			02. K. Ross Cory			03. Robert			04. Wayne

05. Hugh Morris			06. Donald Shumka			07. Paul

3. Appointment of Auditors										For	Withhold

4. Fix Auditors' Remuneration										For	Withhold
Authorize the Directors to fix the remuneration to be to paid to the auditors of the Company.

5. Pass Ordinary Resolution										For	Withhold
To consider and if thought appropriate, to pass an Ordinary Resolution approving the adoption of amendments to the Shareholder Rights Plan.

6. Transact Other Business										For	Withhold
To transact such other business as may properly come before the meeting or any adjournment or adjournments therof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

Interim Financial Statements	Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.